EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)

	Fiscal Years
	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes	$1,074	$1,203	$(543)	$154	$410
Add: Fixed charges	305	360	388	272	278
Add: Amortization of capitalized interest	4	3	4	4	3
Less: Capitalized interest	(9)	(11)	(3)	(3)	(2)

Total adjusted earnings	1,374	1,555	(154)	427	689
Fixed Charges:
Interest	191	240	289	212	228
Capitalized interest	9	11	3	3	2
Amortization of debt discount expense	44	46	38	3	4
Rentals at computed interest factor (1)	61	63	58	54	44

Total fixed charges	$305	$360	$388	$272	$278
Ratio of Earnings to Fixed Charges	4.50	4.32		1.57	2.48
Insufficient Coverage			$542

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.